SENECA FINANCIAL CORP.
35 Oswego Street
Baldwinsville, New York 13027

August 10, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seneca Financial Corp. Registration Statement on Form S-1 (Registration Number 333-218749) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Seneca Financial Corp., a federal corporation in formation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on August 14, 2017 at 2:00 pm, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Vincent J. Fazio
Vincent J. Fazio
Executive Vice President and Chief Financial Officer